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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*


                       Progressive Software Holding, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                Series A Common Stock, par value $0.01 per share
                Series B Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    74338WMZ4
                                    74338W107
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                               c/o Gregory Murphy
                             Patriarch Partners, LLC
                        112 South Tryon Street, Suite 700
                         Charlotte, North Carolina 28284
                                 (704) 227-1204
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                October 17, 2003
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)
                               Page 1 of 34 Pages
                         Exhibit Index Found on Page 12

                                       13D

============================================================================
CUSIP No. 74338WMZ4 (Class A Common Stock); 74338W107 (Class B Common Stock)
============================================================================

------------====================================================================
    1       NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

            ARK CLO 2000-1, Limited
------------====================================================================
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                 (a) [   ]
                                                                 (b) [ X ]
------------====================================================================
    3       SEC USE ONLY

------------====================================================================
            SOURCE OF FUNDS (See Instructions)
    4
            N/A
------------====================================================================
            CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    5       TO ITEMS 2(d) OR 2(e)
                                                                     [   ]
------------====================================================================
            CITIZENSHIP OR PLACE OF ORGANIZATION
    6
            Cayman Islands
------------====================================================================
                            7       SOLE VOTING POWER

      NUMBER OF                     -0-
                       -------------============================================
       SHARES               8       SHARED VOTING POWER
    BENEFICIALLY
      OWNED BY                      [See Preliminary Note]
                       -------------============================================
        EACH                        SOLE DISPOSITIVE POWER
                            9
      REPORTING                     -0-
     PERSON WITH       -------------============================================
                                    SHARED DISPOSITIVE POWER
                           10
                                    [See Preliminary Note]
------------====================================================================
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            [See Preliminary Note]
------------====================================================================
            CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    12      CERTAIN SHARES (See Instructions)
                                                                     [   ]
------------====================================================================
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13
            [See Preliminary Note]
------------====================================================================
            TYPE OF REPORTING PERSON (See Instructions)
    14
            00
------------====================================================================

                               Page 2 of 34 Pages

                                       13D

============================================================================
CUSIP No. 74338WMZ4 (Class A Common Stock); 74338W107 (Class B Common Stock)
============================================================================

------------====================================================================
    1       NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

            Patriarch Partners, LLC
------------====================================================================
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                 (a) [   ]
                                                                 (b) [ X ]
------------====================================================================
    3       SEC USE ONLY

------------====================================================================
            SOURCE OF FUNDS (See Instructions)
    4
            N/A
------------====================================================================
            CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    5       TO ITEMS 2(d) OR 2(e)
                                                                     [   ]
------------====================================================================
            CITIZENSHIP OR PLACE OF ORGANIZATION
    6
            Delaware
------------====================================================================
                            7       SOLE VOTING POWER

      NUMBER OF                     -0-
                       -------------============================================
       SHARES               8       SHARED VOTING POWER
    BENEFICIALLY
      OWNED BY                      [See Preliminary Note]
                       -------------============================================
        EACH                        SOLE DISPOSITIVE POWER
                            9
      REPORTING                     -0-
     PERSON WITH       -------------============================================
                                    SHARED DISPOSITIVE POWER
                           10
                                    [See Preliminary Note]
------------====================================================================
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            [See Preliminary Note]
------------====================================================================
            CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    12      CERTAIN SHARES (See Instructions)
                                                                     [   ]
------------====================================================================
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13
            [See Preliminary Note]
------------====================================================================
            TYPE OF REPORTING PERSON (See Instructions)
    14
            00
------------====================================================================

                               Page 3 of 34 Pages

                                       13D

============================================================================
CUSIP No. 74338WMZ4 (Class A Common Stock); 74338W107 (Class B Common Stock)
============================================================================

------------====================================================================
    1       NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

            LD Investments, LLC
------------====================================================================
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                 (a) [   ]
                                                                 (b) [ X ]
------------====================================================================
    3       SEC USE ONLY

------------====================================================================
            SOURCE OF FUNDS (See Instructions)
    4
            N/A
------------====================================================================
            CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    5       TO ITEMS 2(d) OR 2(e)
                                                                     [   ]
------------====================================================================
            CITIZENSHIP OR PLACE OF ORGANIZATION
    6
            Delaware
------------====================================================================
                            7       SOLE VOTING POWER

      NUMBER OF                     -0-
                       -------------============================================
       SHARES               8       SHARED VOTING POWER
    BENEFICIALLY
      OWNED BY                      [See Preliminary Note]
                       -------------============================================
        EACH                        SOLE DISPOSITIVE POWER
                            9
      REPORTING                     -0-
     PERSON WITH       -------------============================================
                                    SHARED DISPOSITIVE POWER
                           10
                                    [See Preliminary Note]
------------====================================================================
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            [See Preliminary Note]
------------====================================================================
            CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    12      CERTAIN SHARES (See Instructions)
                                                                     [   ]
------------====================================================================
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13
            [See Preliminary Note]
------------====================================================================
            TYPE OF REPORTING PERSON (See Instructions)
    14
            00
------------====================================================================

                               Page 4 of 34 Pages

                                       13D

============================================================================
CUSIP No. 74338WMZ4 (Class A Common Stock); 74338W107 (Class B Common Stock)
============================================================================

------------====================================================================
    1       NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

            Lynn Tilton
------------====================================================================
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                 (a) [   ]
                                                                 (b) [ X ]
------------====================================================================
    3       SEC USE ONLY

------------====================================================================
            SOURCE OF FUNDS (See Instructions)
    4
            N/A
------------====================================================================
            CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    5       TO ITEMS 2(d) OR 2(e)
                                                                     [   ]
------------====================================================================
            CITIZENSHIP OR PLACE OF ORGANIZATION
    6
            United States
------------====================================================================
                            7       SOLE VOTING POWER

      NUMBER OF                     -0-
                       -------------============================================
       SHARES               8       SHARED VOTING POWER
    BENEFICIALLY
      OWNED BY                      [See Preliminary Note]
                       -------------============================================
        EACH                        SOLE DISPOSITIVE POWER
                            9
      REPORTING                     -0-
     PERSON WITH       -------------============================================
                                    SHARED DISPOSITIVE POWER
                           10
                                    [See Preliminary Note]
------------====================================================================
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            [See Preliminary Note]
------------====================================================================
            CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    12      CERTAIN SHARES (See Instructions)
                                                                     [   ]
------------====================================================================
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13
            [See Preliminary Note]
------------====================================================================
            TYPE OF REPORTING PERSON (See Instructions)
    14
            IN
------------====================================================================

                               Page 5 of 34 Pages

         This Amendment No. 1 to Schedule 13D amends the Schedule 13D initially filed on January 7, 2003 (collectively, with all amendments thereto, the "Schedule 13D"). Preliminary Note: This Schedule 13D is being filed with respect to the Series A Common Stock and Series B Common Stock, which shares vote together as a class, except in certain specified circumstances. ARK directly owns 376,953 shares of Series B Common Stock, which represents 100% of the Series B Common Stock outstanding and 9.99996% of the combined Series A Common Stock and Series B Common Stock outstanding. On October 17, 2003, a Triggering Event (as defined under the Company's Certificate of Incorporation) occurred and, pursuant to the Company's Certificate of Incorporation, the Reporting Persons, as holders of 100% of the Class B Common Stock, automatically acquired, among other items, 51.0% of the voting rights of the combined Series A Common Stock and Series B Common Stock outstanding. For more information regarding the results of the occurrence of the Triggering Event, see Item 4 below.

         As described in the prior Schedule 13D, as a result of entering into the Stockholders Agreement, the Reporting Persons and MassMutual may be deemed to be a "group" for purposes of Rule 13d-5(b) and, as such, each may be deemed to beneficially own the other's equity securities of the Company. The Reporting Persons may therefore be attributed beneficial ownership of MassMutual's 2,679,125 shares of Series A Common Stock (which number represents 79.0% of the Series A Common Stock outstanding); provided, however, that the Reporting Persons do not have the ability to dispose of or to vote such shares of Series A Common Stock. The Reporting Persons do not directly own any Series A Common Stock.

         Based on the above information, this Schedule 13D reports the Reporting
Persons':
         (i) shared dispositive power with respect to the 376,953 shares of Series B Common Stock held directly by ARK, which represents 100% of the Series B Common Stock outstanding and 9.99996% of the combined Series A Common Stock and

                               Page 6 of 34 Pages

                  Series B Common Stock outstanding (such number being rounded to 10.0% for reporting purposes herein);

         (ii) shared voting power with respect to the 376,953 shares of Series B Common Stock held directly by ARK, which position gives the Reporting Persons 51.0% of the voting rights of the combined Series A Common Stock and Series B Common Stock outstanding; and

         (iii) shared beneficial ownership with MassMutual of (a) the 376,953 shares of Series B Common Stock directly held by ARK and (b) the 2,679,125 shares of Series A Common Stock directly held by MassMutual. These shares of Series B Common Stock represent 100% of the Series B Common Stock outstanding. These shares of Series A Common Stock represent 79.0% of the Series A Common Stock outstanding. The combined 3,056,078 shares of Series A Common Stock and Series B Common Stock held directly by MassMutual and Ark together represent 81.1% of the combined Series A Common Stock and Series B Common Stock outstanding.

         For more information regarding the respective rights and obligations of the Series A Common Stock and Series B Common Stock, see the prior Schedule 13D and see the Company's Certificate of Incorporation filed as an exhibit to the Form 8-K filed by the Company with the SEC on August 22, 2002.

Item 1.  Security And Issuer.
------   -------------------

         Item 1 of the Schedule 13D is amended and restated in its entirety as follows:
         This statement relates to shares of Series A Common Stock and Series B Common Stock of the Company. The Company's principal offices are located at 6836 Morrison Boulevard, Charlotte, NC 28211.

Item 4. Purpose Of The Transaction.
------  --------------------------

         Item 4 of the Schedule 13D is amended and updated as follows:

         On October 17, 2003, the Reporting Persons delivered a written notice to the Company stating that a Triggering Event had occurred. As holders of 100.0% of the issued and outstanding Series B Common Stock, ARK automatically acquired (i) 51% of the voting rights of the

                               Page 7 of 34 Pages
combined Series A Common Stock and Series B Common Stock outstanding and (ii) the right to receive 33% of all dividends, distributions and liquidation rights with respect to the outstanding Series A Common Stock and Series B Common Stock. In addition, upon the occurrence of such Triggering Event, the management representative on the Company's Board of Directors ceased to be a member of the Board of Directors and ARK received the right to appoint a second member to the Board of Directors. On October 20, 2003, ARK appointed Greg Murphy, the Senior Managing Director of the Collateral Manager, to the Board of Directors. For more information regarding the respective rights of the Series A Common Stock and the Series B Common Stock and regarding the Triggering Event, see the prior Schedule13D.

         The Warrants described in the prior Schedule 13D expired unexercised.

         On September 5, 2002, the Company and Progressive Software, Inc. (together the "Borrowers") and ARK entered into that certain First Amendment to the New Credit Agreement (as described in Item 3 of the prior Schedule 13D) pursuant to which certain covenants of the New Credit Agreement were waived and certain definitions were of the New Credit Agreement amended (the "First New Credit Agreement Amendment"). On February 13, 2004 , the Company, Progressive Software, Inc., Patriarch Partners Agency Services, LLC as agent for the Lenders entered into that certain Second Amendment to the New Credit Agreement pursuant to which, among other items, Zohar CDO 2003-1, Limited, an affiliate of the Reporting Persons, extended to the Company and to Progressive Software, Inc. (together as Borrowers) a Revolving Credit Commitment in the principal amount of $600,000. Pursuant to the terms of the Second New Credit Agreement Amendment, any loans drawn under this facility, together with a $250,000 Priming Term Loan agreed to by the Borrowers in connection with the Revolving Credit Commitment, must be repaid no later than February 14, 2005. The summary of the First

                               Page 8 of 34 Pages

New Credit Agreement Amendment and the Second New Credit Agreement Amendment is qualified in its entirety by the terms and conditions of such agreements. For the full terms and conditions of the First New Credit Agreement Amendment and the Second New Credit Agreement Amendment, see Exhibits 1 and 2, respectively, to this Schedule 13D, which is incorporated herein by reference.

Item 5.  Interest In Securities Of The Issuer.
------   ------------------------------------

         Item 5 of the Schedule 13D is amended and restated in its entirety as follows:
         (a)      ARK
                  ---

                  (a),(b) The information set forth in Rows 7 through 13 of the cover page hereto for ARK is incorporated herein by reference. The percentage amount set forth in Row 13 for all cover pages filed herewith is calculated based upon the 3,392,591 Shares of Series A Common
                           Stock and the 376,953 Series B Common Stock outstanding as of March 15, 2004 as reported by the Company.

                  (c) There were no purchases or sales of any securities of the Company in the last 60 days.

                  (d) The Collateral Manager, as the collateral manager to ARK, has the power to direct the affairs of ARK, including the disposition of the proceeds of the sale of the securities held by ARK. LDI is the sole member of the Collateral Manager. Tilton is the manager of the Collateral Manager and the manager and majority owner of LDI.

                  (e)      Not applicable.

         (b)      The Collateral Manager
                  ----------------------

                  (a),(b) The information set forth in Rows 7 through 13 of the cover page hereto for the Collateral Manager is incorporated herein by reference.

                  (c)      None.

                  (d) The Collateral Manager, as the collateral manager to ARK, has the power to direct the affairs of ARK, including the disposition of the proceeds of the sale of the securities held by ARK. LDI is the sole member of the Collateral Manager. Tilton is the manager of the Collateral Manager and the manager and majority owner of LDI.

                               Page 9 of 34 Pages

                  (e)      Not applicable.

         (c)      LDI
                  ---

                  (a),(b) The information set forth in Rows 7 through 13 of the cover page hereto for LDI is incorporated herein by reference.

                  (c)      None.

                  (d) The Collateral Manager, as the collateral manager to ARK, has the power to direct the affairs of ARK, including the disposition of the proceeds of the sale of the securities held by ARK. LDI is the sole member of the Collateral Manager. Tilton is the manager of the Collateral Manager and the manager and majority owner of LDI.

                  (e)      Not applicable.

         (d)      Tilton
                  ------

                  (a),(b) The information set forth in Rows 7 through 13 of the cover page hereto for Tilton is incorporated herein by reference.

                  (c)      None.

                  (d) The Collateral Manager, as the collateral manager to ARK, has the power to direct the affairs of ARK, including the disposition of the proceeds of the sale of the securities held by ARK. LDI is the sole member of the Collateral Manager. Tilton is the manager of the Collateral Manager and the manager and majority owner of LDI.

                  (e)      Not applicable.

Item 7.  Materials To Be Filed As Exhibits.
------   ---------------------------------

         There is filed herewith as Exhibit 2 the First Amendment and Waiver Agreement to Credit Agreement and as Exhibit 3 the Second Amendment to Credit Agreement.



                               Page 10 of 34 Pages

                                   SIGNATURES
                                   ----------

         After reasonable inquiry and to the best of our knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  March 30, 2004
                                                ARK CLO 2000-1, LIMITED

                                                By: Patriarch Partners, LLC,
                                                    its Collateral Manager


                                                By:    /s/ Lynn Tilton
                                                   ------------------------
                                                Name: Lynn Tilton
                                                Title: Manager



                                                PATRIARCH PARTNERS, LLC


                                                By:    /s/ Lynn Tilton
                                                   ------------------------
                                                Name: Lynn Tilton
                                                Title: Manager



                                                LD INVESTMENTS, LLC


                                                By:    /s/ Lynn Tilton
                                                   ------------------------
                                                Name: Lynn Tilton
                                                Title: Manager


                                                       /s/ Lynn Tilton
                                                ---------------------------
                                                Lynn Tilton


                              Page 11 of 34 Pages

                                  EXHIBIT INDEX


EXHIBIT 2                                First Amendment and Waiver Agreement to
                                         Credit Agreement

EXHIBIT 3                                Second Amendment to Credit Agreement



                              Page 12 of 34 Pages

                                                                       EXHIBIT 2
                                                                              to
                                                                    SCHEDULE 13D

            FIRST AMENDMENT AND WAIVER AGREEMENT TO CREDIT AGREEMENT
            --------------------------------------------------------

         FIRST AMENDMENT AND WAIVER AGREEMENT, dated as of September 5, 2002 (this "Agreement"), to the Credit Agreement, dated as of August 6, 2002 (as amended, supplemented, or otherwise modified from time to time, the "Credit Agreement"), by and among PROGRESSIVE SOFTWARE HOLDING, INC., a Delaware corporation (the "Parent"), PROGRESSIVE SOFTWARE, INC., a North Carolina
Corporation ("Progressive", and together with Parent, the "Borrowers"), the lending institutions that are or may become parties thereto from time to time, and ARK CLO 2000-1, LIMITED, a Cayman Islands exempted company, individually and as agent for such other lending institutions (the "Lender"). Capitalized terms used herein and not otherwise defined herein shall have the respective meanings given to them in the Credit Agreement.

                              W I T N E S S E T H:

         WHEREAS, Borrowers and Lender are parties to the Credit Agreement;

         WHEREAS, pursuant to Section 5.14 of the Credit Agreement, Borrowers covenanted to enter into a blocked account agreement within 30 days after the Closing Date (the "Covenant Requirement");

         WHEREAS,  Borrowers  and Lender  have agreed to waive  compliance  with
Section 5.14 of the Credit Agreement, but only to the extent, and on the terms set forth expressly below;

         WHEREAS, Borrowers and Lender have also agreed to amend the Credit Agreement, but only to the extent, and on the terms set forth expressly below;

         NOW, THEREFORE, in consideration of the premises and for other good and
valuable  consideration,   the  sufficiency  and  receipt  of  which  is  hereby
acknowledged, the parties agree as follows:

         1. Waiver of Covenant Requirements. Subject to the terms and conditions set forth herein, Lender hereby waives compliance with Section 5.13 of the Credit Agreement through September 13, 2002 and with Section 5.14 of the Credit Agreement through September 20, 2002. This waiver of compliance with Sections
5.13 and 5.14 of the Credit Agreement is limited as specified herein and shall not constitute a modification, amendment or waiver of any other provision of the Credit Agreement or constitute a course of dealing between the parties.

                              Page 13 of 34 Pages

         2. Amendment to Credit Agreement. The Credit Agreement is hereby amended as follows:

         By amending the definition of "Consolidated Excess Cash Flow" to add the following at the end of the current definition:

         "For the avoidance of doubt, Consolidated Excess Cash Flow shall not include any net proceeds realized or resulting from the settlement, adjustment, amendment, modification or other compromise of (x) that certain Promissory Note dated January 21, 2000, executed by Samuel T. Jenkins, an individual, and STJ Holdings, LLC, a Connecticut limited liability company, and made payable to the order of RIL Corporation in the stated principal amount of One Hundred Thirteen Thousand and 00/100 Dollars ($113,000.00), (y) a mortgage from STJ Holdings, LLC to RIL Corporation dated January 21, 2000 and recorded in Volume 853, Page 195 of the Bloomfield Land Records and (z) other instruments relating to the foregoing, to the extent such net proceeds are actually paid by Borrowers to the Lender."

         3. Effectiveness. This Agreement shall become effective as of the date of receipt by the Lender of counterpart of this Agreement duly executed and delivered by Borrowers.


         4. Representations and Warranties. Borrowers hereby represent and warrant to the Lender that the representations and warranties of the Borrowers contained in the Credit Agreement are true and correct in all material respects on and as of the date hereof as if made on and as of the date hereof other than as referred to herein, except to the extent such representations and warranties expressly relate to a different specific date in which case such representations and warranties shall be true and correct in all material respects as of such date. To induce the Lender to enter into this Agreement, Borrowers further represent and warrant that:

                  A. Borrowers have taken all necessary action to authorize the execution, delivery and performance of this Agreement.

                  B. This Agreement has been duly executed and delivered by Borrowers and constitutes Borrowers' legal, valid and binding obligations, enforceable in accordance with its terms, except as such enforceability may be subject to (i) bankruptcy, insolvency, reorganization, fraudulent conveyance or transfer, moratorium or similar laws affecting creditors' rights generally and (ii) general principles of equity (regardless of whether such enforceability is considered in a proceeding at law or in equity).

                  C. No consent, approval, authorization or order of, or filing, registration or qualification with, any court or governmental authority or third party is required in connection with the execution, delivery or performance by Borrowers of this Agreement.

         5. No Other Amendment or Waiver. This Agreement shall not constitute an amendment or any provision of the Credit Agreement not expressly referred to herein and shall

                              Page 14 of 34 Pages
not be construed as a waiver or consent to any further or future action on the part of Borrowers that would require a waiver or consent of the Lender. Except as expressly waived hereby, all the terms, provisions and conditions of the Credit Agreement are and shall remain unchanged and shall continue in full force and effect.

         6. Miscellaneous. The terms of this Agreement shall be binding upon and shall inure to the benefit of the parties and their respective successors and assigns. This Agreement may be executed by telecopy in any number of counterparts and by the parties hereto on separate counterparts, each of which when so executed and delivered shall be an original, but all of which shall together constitute one and the same document. Transmission by telecopier of an executed counterpart of this Agreement shall be deemed to constitute due and sufficient delivery of such counterpart. Each fully executed counterpart of this Agreement shall be deemed to be a duplicate original.

         7. GOVERNING LAW. THIS AGREEMENT AND THE RIGHTS AND OBLIGATIONS OF THE PARTIES HEREUNDER SHALL BE GOVERNED BY AND CONSTRUED AND INTERPRETED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK (WITHOUT REGARD TO CONFLICTS OF LAWS PRINCIPALS).


                  (Remainder of page left intentionally blank)







                              Page 15 of 34 Pages

         IN WITNESS WHEREOF, the parties hereto have caused a counterpart of this Agreement to be duly executed and delivered as of the date first above written.


                                PROGRESSIVE SOFTWARE HOLDING, INC.



                                By: /s/ William A. Beebe
                                   -----------------------------------------
                                     Name:  William A. Beebe
                                     Title: CFO



                                PROGRESSIVE SOFTWARE, INC.



                                By: /s/ William A. Beebe
                                   -----------------------------------------
                                     Name:  William A. Beebe
                                     Title: CFO


                                ARK CLO 2000-1, LIMITED, as Agent and Lender

                                By: Patriarch Partners, LLC
                                    Its Collateral Manager


                                By: /s/ Lynn Tilton
                                   -----------------------------------------
                                     Name:
                                     Title:




                              Page 16 of 34 Pages

                                                                       EXHIBIT 3
                                                                              to
                                                                    SCHEDULE 13D

                      SECOND AMENDMENT TO CREDIT AGREEMENT


         SECOND AMENDMENT, dated as of February 13, 2004 (this "Agreement"), to the Credit Agreement, dated as of August 6, 2002 (as amended, supplemented, or otherwise modified from time to time, the "Credit Agreement"), by and among PROGRESSIVE SOFTWARE HOLDING, INC., a Delaware corporation ("Parent"), and
PROGRESSIVE  SOFTWARE,  INC.,  a  North  Carolina  corporation   ("Progressive";
Progressive and Parent are hereinafter each referred to individually as "Borrower" and together as "Borrowers"), the several financial institutions and other investors from time to time parties thereto (collectively, the "Lenders"), and PATRIARCH PARTNERS AGENCY SERVICES, LLC, as agent for the Lenders ("Agent"). Capitalized terms used herein and not otherwise defined herein shall have the respective meanings given to them in the Credit Agreement.

                              W I T N E S S E T H:

         WHEREAS, Borrowers, Lenders and Agent are parties to the Credit Agreement;

         WHEREAS, the Borrowers have not been able to locate other sources of funds required to meet the obligations owed by the Borrowers to their trade creditors;

         WHEREAS, the Borrowers have requested and the Lenders have agreed to amend the Credit Agreement to provide for priming revolving facility, but only to the extent, and on the terms set forth expressly below;

         NOW, THEREFORE, in consideration of the premises and for other good and
valuable  consideration,   the  sufficiency  and  receipt  of  which  is  hereby
acknowledged, the parties agree as follows:

         1. Amendments to Credit Agreement. The Credit Agreement is hereby amended as follows:

                  a. Amendment of Certain Definitions in Section 1.1. The following definitions are amended or deleted as follows:

                           i. The  definition  of  "Borrowing  Base"  is  hereby
                  amended  by  deleting   the  words  "in  excess  of  $400,000"
                  therefrom.


                              Page 17 of 34 Pages

                           ii. The  definition  of  "Consolidated  Cash Interest
                  Expense" is hereby deleted in its entirety and replaced with the following:

                                    "Consolidated  Cash Interest Expense" means,
                           for any period, Consolidated Interest Expense for such period, excluding (a) any amount not payable in cash and (b) any payment of principal in respect of the Priming Term Loan.

                           iii. The  definition  of "Loan" is hereby  deleted in
                  its entirety and replaced with the following:

                                    "Loan"  means a  Revolving  Loan,  a Priming
                           Term Loan or a Term Loan.

                           iv. The  definition  of "Required  Lenders" is hereby
                  deleted in its entirety and replaced with the following:

                                    "Required Lenders" means one or more Lenders
                           having or holding Term Loan Exposure, Priming Term Loan Exposure and/or Revolving Credit Exposure representing more than 50% of the sum of (a) the aggregate Term Loan Exposure of all Lenders, (b) the aggregate Priming Term Loan Exposure of all Lenders and (c) the aggregate Revolving Credit Exposure of all Lenders.

                           v. The definition of "Revolving Credit Commitment" is
                  hereby   deleted  in  its  entirety  and  replaced   with  the
                  following:

                                    "Revolving  Credit   Commitment"  means  the
                           commitment of a Lender to make or otherwise fund any Revolving Loan. The amount of each Lender's Revolving Credit Commitment, if any, is set forth on Exhibit 1.1(a) or in the applicable Assignment Agreement, subject to any adjustment or reduction pursuant to the terms and conditions hereof.

                           vi. The  definition of "Revolving  Credit  Commitment
                  Termination Date" is hereby deleted in its entirety and replaced with the following:

                                    "Revolving  Credit  Commitment   Termination
                           Date" means the earliest to occur of (a) February 14, 2005, (b) the date the Revolving Credit Commitments are permanently reduced to zero pursuant to this Agreement, and (c) the date of the termination of the Revolving Credit Commitments pursuant to Section 8.1 and 8.2.

                  b. Addition of New Defined Terms in Section 1.1. The following new definitions are added to Section 1.1 in appropriate alphabetical order:

                              Page 18 of 34 Pages

                           i. "Budget" means the Borrowers' projected cash flows
                  budget for the period from February 16, 2004 through June 25, 2004, in form and substance satisfactory to the Agent, that is to be delivered to the Agent by February 13, 2004.

                           ii.  "Priming  Term Loan" has the  meaning  stated in
                  Section 2.1(b)(ii). The amount of each Lender's Priming Term Loan is set forth on Exhibit 1.1(a) or in the applicable Assignment Agreement, subject to any adjustment or reduction pursuant to the terms and conditions hereof.

                           iii. "Priming Term Loan Exposure" means, with respect
                  to any Lender, as of any date of determination, the outstanding principal amount of the Priming Term Loans of such Lender.

                           iv.  "Priming  Term Note" has the  meaning  stated in
                  Section 2.3(c)(iii).

                           v. "Second Amendment Date" means the date on which the Second Amendment to Credit Agreement, dated as of February 13, 2004, by an among the Borrowers, Agent and Lenders, becomes effective pursuant to the terms therein.

                  c. Amendment of Section 2.1(b). Section 2.1(b) of the Credit Agreement is hereby deleted in its entirety and replaced with the following:

                           (b)      Revolving Loans and Priming Term Loans.

                                    (i) Revolving Credit Commitments. During the
                           Revolving Credit Commitment Period, subject to and upon the terms and conditions hereof, each of the Lenders listed in Exhibit 1.1(a) agrees to make Revolving Loans to Borrowers ratably in accordance with the percentages set forth in Exhibit 1.1(a); provided, that:

                                             (A)  from  and  after  the   Second
                                    Amendment  Date through and  including  June
                                    24, 2004 (the "Budget End Date"), Borrowers'
                                    aggregate expenditures (exclusive of (1) any
                                    fees,  interest and expenses associated with
                                    the  Second  Amendment  to Credit  Agreement
                                    dated as of February 13, 2004 and amendments
                                    providing   for   Revolving   Loans  to  the
                                    Borrowers  by the Lenders  listed in Exhibit
                                    1.1(a), (2) any purchases of hardware by the Borrowers to the extent that such purchased hardware is subject to a confirmed pending resale to a customer, (3) any expenses related to past filing obligations of the Borrowers with the Securities and Exchange Commission, (4) any payments of priority tax claims related to the Bankruptcy Cases, and
                                    (5) any payments of sales taxes in cases where the Borrowers act as collection agents on behalf of federal, state or local taxing authorities in the jurisdiction of such collection) for each two week period shall not be in excess

                              Page 19 of 34 Pages
                                    of the aggregate amount of expenditures set forth in the Budget for such corresponding two week period plus a cumulative variance of 15%;

                                             (B) from and after the  Budget  End
                                    Date, after giving effect to the making of any Revolving Loans, in no event shall the aggregate outstanding amount of Revolving Loans exceed the Borrowing Base;

                                             (C)   the   aggregate   outstanding
                                    amount of  Revolving  Loans shall not exceed
                                    the  following   amounts  on  the  following
                                    specified  dates:  (1) $200,000 on March 31,
                                    2004,  (2) $400,000 on April 30,  2004,  (3)
                                    $500,000 on May 31, 2004 and (4) $200,000 on
                                    June 30, 2004; and

                                             (D)  after  giving  effect  to  the
                                    making of any Revolving Loans, in no event shall the aggregate outstanding amount of Revolving Loans exceed the aggregate amount of Revolving Credit Commitments then in effect.

                           Amounts borrowed pursuant to this Section 2.1(b) may be repaid and re-borrowed during the Revolving Credit Commitment Period.

                                    (ii)  Priming  Term  Loans.  Subject  to the
                           terms and conditions hereof, and as a condition to making Revolving Loans, Borrowers agree to execute and deliver Priming Term Note representing priming term loans (the "Priming Term Loans") which are owed in the amounts and to the Lenders set forth in
                           Exhibit 1.1(a).

                                    (iii)    Revolving     Credit     Commitment
                           Termination Date and Repayment of Revolving Loans and Priming Term Loans. Each Lender's Revolving Credit
                           Commitment shall expire on the Revolving Credit Commitment Termination Date and all Revolving Loans, Priming Term Loans and all other amounts owed hereunder with respect to the Revolving Loans and the Revolving Credit Commitments and Priming Term Loans shall be paid in full no later than such date.

                                    (iv)   Borrowing   Mechanics  for  Revolving
                           Loans.

                                             (A)  Revolving  Loans shall be made
                                    in an aggregate minimum amount of $25,000 and integral multiples of $25,000 in excess of that amount.

                              Page 20 of 34 Pages

                                             (B) Whenever  Borrowers desire that
                                    Lenders  make  Revolving  Loans,   Borrowers
                                    shall  deliver  to  Agent a  fully  executed
                                    Funding Notice no later than 10:00 a.m. (New
                                    York City time) at least one Business Day in advance of the proposed Borrowing Date.

                                             (C)   Notice  of  receipt  of  each
                                    Funding   Notice  in  respect  of  Revolving
                                    Loans,  together  with  the  amount  of each
                                    Lender's  Pro Rata  Share  thereof,  if any,
                                    together with the applicable  interest rate,
                                    shall   be   provided   by   Agent  to  each
                                    applicable    Lender   by   facsimile   with
                                    reasonable promptness, but (provided, Agent shall have received such notice by 10:00 a.m. (New York City time)) not later than 2:00 p.m. (New York City time) on the same day as Agent's receipt of such Notice from Borrowers.

                                             (D) Each  Lender  listed in Exhibit
                                    1.1(a)   shall   make  the   amount  of  its
                                    Revolving  Loan  available to Agent no later
                                    than 12:00 p.m.  (New York City time) on the
                                    applicable  Borrowing  Date by wire transfer
                                    of same day funds in Dollars, at the Agent's
                                    Principal Office. Except as provided herein,
                                    upon   satisfaction   or   waiver   of   the
                                    conditions precedent specified herein, Agent
                                    shall make the  proceeds  of such  Revolving
                                    Loans   available   to   Borrowers   on  the
                                    applicable  Borrowing  Date  by  causing  an
                                    amount of same day funds in Dollars equal to
                                    the  proceeds  of all such  Revolving  Loans
                                    received   by  Agent  from   Lenders  to  be
                                    credited   to  the   account  of   Borrowers
                                    designated in writing to Agent by Borrowers.

                                    (v) Pro Rata Shares. All Loans shall be made
                           by Lenders simultaneously and proportionately to their respective Pro Rata Shares, it being understood that no Lender shall be responsible for any default by any other Lender in such other Lender's obligation to make a Loan requested hereunder nor shall the
                           Revolving Credit Commitment of any Lender be increased or decreased as a result of a default by any other Lender in such other Lender's obligation to make a Loan requested hereunder.

                  d. Amendment of Section 2.2. Section 2.2 of the Credit Agreement is hereby deleted in its entirety and replaced with the following:

                                    Section 2.2.  Use of Proceeds.  The proceeds
                           of the Revolving Loans made under this Agreement shall be used by the Borrowers and their Subsidiaries solely to (a) first, pay their outstanding accounts payable and to bring such accounts current and (b) second, to the extent there is available Revolving Credit Commitments, for working capital and general corporate purposes of the Borrowers and their Subsidiaries. No portion of

                               Page 21 of 34 Pages
                           the proceeds of any Borrowing shall be used by the Borrowers or any of their Subsidiaries in any manner that might cause such Borrowing or the application of such proceeds to violate Regulation T, Regulation U or Regulation X of the Board of Governors of the Federal Reserve System or any other regulation thereof or to violate the Exchange Act, in each case as in effect on the date or dates of such Borrowing and such use of proceeds.

                  e. Amendment of Section 2.3(c). Section 2.3(c) of the Credit Agreement is hereby deleted in its entirety and replaced with the following:

                                    (c) Notes.  If so requested by any Lender by
                           written notice to Borrowers (with a copy to Agent) at least two Business Days prior to the Closing Date, or at any time thereafter, Borrowers shall execute and deliver to such Lender (and/or, if applicable and if so specified in such notice, to any Person who is an assignee of such Lender pursuant to Section 10.4) on the Closing Date (or, if such notice is delivered after the Closing Date, promptly after Borrower's receipt of such notice) (i) a promissory note, in the form of Exhibit 2.3(c)(i) (each, a "Revolving Note"), to evidence such Lender's Revolving Loan, (ii) a promissory note, in the form of Exhibit 2.3(c)(ii) (each, a "Term Note"), to evidence such Lender's Term Loan or (iii) a promissory note, in the form of
                           Exhibit 2.3(c)(iii) (each, a "Priming Term Note"), to evidence such Lender's Priming Term Note.

                  f. New Subsection 2.4(e). A new subsection 2.4(e) is hereby added at the conclusion of Section 2.4 to read in its entirety as follows:

                                    (e) Fees.

                                             (i)  Borrowers   agree  to  pay  to
                                    Lenders having  Revolving Credit Exposure an
                                    unused  commitment  fee  equal  to  (i)  the
                                    average of the daily difference  between (A)
                                    the Revolving  Credit  Commitments,  and (B)
                                    the    aggregate    principal    amount   of
                                    outstanding Revolving Loans times (ii) 0.5% per annum.

                                             (ii) All fees  referred  to in this
                                    Section  2.4(e) shall be  calculated  on the
                                    basis  of a 360  day  year  and  the  actual
                                    number of days  elapsed and shall be payable
                                    quarterly   in  arrears  on  each   Interest
                                    Payment   Date   during  the  term  of  this
                                    Agreement, commencing on the first such date to occur after the Closing Date, and on the Maturity Date.

                                             (iii)  In  addition  to  any of the
                                    foregoing fees, Borrowers agree to pay to the Agent such other fees in the amounts and at the times separately agreed upon by the Agent and the Borrowers.

                              Page 22 of 34 Pages

                  g. Amendment of Section 2.6(a). Section 2.6(a) of the Credit Agreement is hereby deleted in its entirety and replaced with the following:

                           (a) Optional  Prepayments.  Any time and from time to
                  time (i) with respect to Term Loans, the Borrowers may prepay, without premium or penalty, any Term Loans on any Business Day in whole or in part, in an aggregate minimum amount of $25,000 and integral multiples of $25,000 in excess of that amount,
                  (ii) with respect to Revolving Loans, Borrowers may prepay, without premium or penalty, any Revolving Loans on any Business Day in whole or in part in an aggregate minimum amount of $25,000 and integral multiples of $25,000 in excess of that amount, and (iii) with respect to Priming Term Loans, Borrowers may prepay, without premium or penalty, any Priming Term Loans on any Business Day in whole or in part in an aggregate minimum amount of $25,000 and integral multiples of $25,000 in excess of that amount.

                  h. Amendment of Section 2.7(a). Section 2.7(a) of the Credit Agreement is hereby deleted in its entirety and replaced with the following:

                           (a) Consolidated Excess Cash Flow. During each Fiscal
                  Year during the period from January 1, 2003 through the date on which the Loans shall have been repaid in full, the Borrowers shall pay 50% of the Consolidated Excess Cash Flow for such Fiscal Year to prepay the outstanding Loans (in the priorities specified in Section 2.8), such amount to be paid at the same time as the reports or financial statements required under Section 5.1 herein are due or on the date on which the Loans shall have been repaid in full, as the case may be.

                  i. Amendment of Section 2.8. Section 2.8 of the Credit Agreement is hereby deleted in its entirety and replaced with the following:

                           Section  2.8.   Application   of   Prepayments.   Any
                  prepayment of any Loan pursuant to Section 2.6(a) or Section 2.7(a) through (c) shall be applied (i) first, to repay the Revolving Loans to the full extent thereof (such repaid amounts may be re-borrowed during the Revolving Credit Commitment Period pursuant to the terms of Section 2.1(b) herein), (ii) second, to prepay the Priming Term Loans to the full extent thereof, and (iii) finally, to each scheduled installment of principal on the Term Loans in inverse order of due date to the full extent thereof.

                  j. Amendment of Section 5.1(a). Section 5.1(a) of the Credit Agreement is hereby deleted in its entirety and replaced with the following:

                           (a) Monthly Reports. As soon as available, and in any
                  event within 15 days after the end of each month ending after the Closing Date, (i)(A) the consolidated balance sheet of the Borrowers and their

                               Page 23 of 34 Pages

                  Subsidiaries as at the end of such month, (B) the related consolidated statements of income of the Borrowers and their Subsidiaries for such month and for the period from the beginning of the then current Fiscal Year to the end of such month, (C) the related consolidated statement of cash flows of the Borrowers and their Subsidiaries, setting forth in each case in comparative form the corresponding figures from the Financial Plan for the current Fiscal Year, to the extent prepared on a monthly basis, and, commencing with the first full month following the first anniversary of the Closing Date, the corresponding figures for the corresponding periods of the previous Fiscal Year, all in reasonable detail, together with a Financial Officer Certification and a narrative with respect thereto highlighting and/or summarizing unusual or prominent items, as well as a discussion and analysis by management of the Borrowers' pending new business and business prospects, and (ii) the accounts receivable agings for the Borrowers and their Subsidiaries;

                  k. New Subsection 5.1(n). A new subsection 5.1(n) is hereby added at the conclusion of Section 5.1 to read in its entirety as follows:

                           (n)  Additional  Financial  Information.  (i)  on the
                  Friday of each week during the period from the Second Amendment Date to the Budget End Date, and, thereafter, on the Friday of each week during which any Revolving Loan is outstanding, the accounts payable and accounts receivable agings for the Borrowers and their Subsidiaries through the period ending the preceding Friday, (ii) on the Friday of each week during the period from the Second Amendment Date to the Budget End Date, and, thereafter, on the Friday of each week during which any Revolving Loan is outstanding, cash flow forecasts for the Borrowers and their Subsidiaries, which cash flow forecasts shall be on a rolling basis for a thirteen-week period commencing as of the Monday following the Friday on which such forecast is provided, shall reflect actual receipts and disbursements, shall reconcile actual cash flow to the projected amounts and shall reflect the actual cash on hand as of the date of the forecasts, and (iii) three Business Days prior to any request by the Borrowers for Lenders to make Revolving Loans, the information required in (i) and (ii) above.

                  l. Amendment of Section 6.6(c). Section 6.6(c) of the Credit Agreement is hereby deleted in its entirety and replaced with the following:

                           (c) Consolidated  Adjusted EBITDA.  During the period
                  beginning on January 1, 2004 and ending on December 31, 2004, the Borrowers shall not permit Consolidated Adjusted EBITDA to be less than (i) $500,000 for the six-month period ending June 30, 2004, (ii) $800,000 for the nine-month period ending September 30, 2004 and (iii) $1,000,000 for the twelve-month period ending December 31, 2004.

                              Page 24 of 34 Pages

                  m. Amendment of Exhibit 1.1(a). Exhibit 1.1(a) of the Credit Agreement is hereby deleted in its entirety and replaced with the
         Exhibit 1.1(a) attached hereto.

                  n. New Exhibit 2.3(c)(iii). A new Exhibit 2.3(c)(iii) (form of Priming Term Loan), a copy of which is attached hereto, is hereby added to the Exhibits to the Credit Agreement in the appropriate numerical order.

         2. Effectiveness. This Agreement shall become effective upon receipt by the Agent of (a) counterparts of this Agreement duly executed and delivered by each of the Borrowers and the Lenders, (b) the Revolving Note made out to and in the amounts set forth in Exhibit 1.1(a), (c) the Priming Term Note made out to and in the amounts set forth in Exhibit 1.1(a), (d) the unanimous resolution of the board of directors of the Borrowers approving this Agreement and (e) payment of all fees and expenses (including attorneys' fees) and out-of-pocket expenses of the Agent and Lenders that are due and payable from the Borrowers to the Agent and Lenders, including but not limited to all such amounts incurred in connection with this Agreement.

         3. Representations and Warranties. Each of the Borrowers hereby represents and warrants to the Lenders and Agent that the representations and warranties of such Borrower contained in the Credit Agreement are true and correct in all material respects on and as of the date hereof as if made on and as of the date hereof other than as referred to herein, provided that each reference to the Credit Agreement therein shall be deemed to be a reference to the Credit Agreement as amended hereby and except to the extent such representations and warranties expressly relate to a different specific date in which case such representations and warranties shall be true and correct in all material respects as of such date. To induce the Lender to enter into this Agreement, each of the Borrowers further represents and warrants that:

                  a. After giving effect to this Agreement, no Default or Event of Default has occurred and is continuing, except those Identified Events of Default as defined in that certain Waiver to Credit Agreement dated as of November __, 2003 (the "Waiver").

                  b. It has taken all necessary action to authorize the execution, delivery and performance of this Agreement.

                  c. This Agreement has been duly executed and delivered by each of the Borrowers and constitutes its legal, valid and binding obligations, enforceable in accordance with its terms, except as such enforceability may be subject to (i) bankruptcy, insolvency, reorganization, fraudulent conveyance or transfer, moratorium or similar laws affecting creditors' rights generally and (ii) general principles of equity (regardless of whether such enforceability is considered in a proceeding at law or in equity).

                  d. No consent, approval, authorization or order of, or filing, registration or qualification with, any court or governmental authority or third party is required in connection with the execution, delivery or performance by Borrowers of this Agreement.

         4. No Other Amendment. This Agreement is a Credit Document. From and after the date on which this Agreement becomes effective, all references in the Credit Documents to the Credit Agreement shall mean the Credit Agreement as amended hereby. Except as expressly

                               Page 25 of 34 Pages
amended hereby, the Credit Agreement as modified by the Waiver shall remain in full force and effect, and is hereby ratified and confirmed. The financial accommodations provided to the Borrowers hereunder are limited strictly to their terms, shall apply only to the specific transactions described herein, shall not extend to or affect any of the Borrowers' other obligations contained in the Credit Agreement and the other Credit Documents and shall not impair any rights consequent thereon. Except as expressly set forth herein, nothing contained herein shall be deemed to be a waiver of, or shall in any way impair or prejudice, (a) any obligations of the Borrowers under the Credit Agreement or
(b) any rights of the Agent or the Lenders under the Credit Agreement or the other Credit Documents.

         5. Release. Each of the Borrowers hereby releases the Lenders and Agent and each of their respective subsidiaries, affiliates, members, partners, officers, employees, representatives, agents, managers, counsel, directors, successors and assigns, both present and former, from any and all actions, causes of action, claims, demands, damages and liabilities of whatever kind or nature, in law or in equity, now known or unknown, suspected or unsuspected to the extent that any of the foregoing arises from any action or failure to act on or prior to the date hereof.

         6. Acknowledgment. Each of the Borrowers also acknowledges, ratifies and reaffirms the validity and enforceability of the Credit Agreement and all liens and security interests granted thereunder to Lenders and Agent as collateral security for its Obligations and acknowledges that all such liens and security interests and all collateral pledged as security for the Obligations continue to be and remain collateral for the Obligations from and after the date hereof

         7. Miscellaneous. The terms of this Agreement shall be binding upon and shall inure to the benefit of the parties and their respective successors and assigns. This Agreement may be executed by telecopy in any number of counterparts and by the parties hereto on separate counterparts, each of which when so executed and delivered shall be an original, but all of which shall together constitute one and the same document. Transmission by telecopier of an executed counterpart of this Agreement shall be deemed to constitute due and sufficient delivery of such counterpart. Each fully executed counterpart of this Agreement shall be deemed to be a duplicate original.

         8. GOVERNING LAW. THIS AGREEMENT AND THE RIGHTS AND OBLIGATIONS OF THE PARTIES HEREUNDER SHALL BE GOVERNED BY AND CONSTRUED AND INTERPRETED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK (WITHOUT REGARD TO CONFLICTS OF LAWS PRINCIPLES).


  [Remainder of page intentionally left blank; signatures on following pages.]



                              Page 26 of 34 Pages

         IN WITNESS WHEREOF, the parties hereto have caused a counterpart of this Agreement to be duly executed and delivered as of the date first above written.



BORROWERS:                 PROGRESSIVE SOFTWARE HOLDING, INC.


                           By: /s/ Christopher Leber
                              ------------------------------
                           Name:  Christopher Leber
                           Title: President/CEO


                           PROGRESSIVE SOFTWARE, INC.


                           By: /s/ Christopher Leber
                              ------------------------------
                           Name:  Christopher Leber
                           Title: President/CEO







                              Page 27 of 34 Pages

AGENT:                     PATRIARCH PARTNERS AGENCY SERVICES, LLC


                           By: /s/ Lynn Tilton
                              ------------------------------
                              Name: Lynn Tilton
                              Title: Manager









                              Page 28 of 34 Pages

LENDERS:                   ARK CLO 2000-1, LIMITED

                           By:  Patriarch Partners, LLC,
                                   its Collateral Manager


                           By: /s/ Lynn Tilton
                              --------------------------------
                              Name: Lynn Tilton
                              Title: Manager


                           ZOHAR CDO 2003-1, LIMITED

                           By:  Patriarch Partners VII, LLC,
                                   its Collateral Manager


                           By: /s/ Lynn Tilton
                              --------------------------------
                              Name: Lynn Tilton
                              Title: Manager








                              Page 29 of 34 Pages

                                 Exhibit 1.1(a)
                                 --------------

                                 Revolving Loans



                                                        Revolving
                                                         Credit       Commitment
     Lender          Domestic Office                   Commitment     Percentage
     ------          ---------------                  ------------    ----------

Zohar CDO 2003-1,    c/o Patriarch Partners III, LLC    $600,000         100%
Limited              40 Wall Street, 25th Floor
                     New York, NY 10005



                               Priming Term Loans



                                                      Priming Term
      Lender        Domestic Office                   Loan Amount     Percentage
      ------        ---------------                   ------------    ----------

Zohar CDO 2003-1,   c/o Patriarch Partners III, LLC     $250,000          100%
Limited             40 Wall Street, 25th Floor
                    New York, NY 10005





                              Page 30 of 34 Pages

                               Exhibit 2.3(c)(iii)
                               -------------------

                                     FORM OF
                             PRIMING TERM LOAN NOTE
                             ----------------------

$250,000.00                                                    February 13, 2004

         FOR VALUE RECEIVED, the undersigned PROGRESSIVE SOFTWARE HOLDING, INC. and PROGRESSIVE SOFTWARE, INC., (together the "Borrower"), hereby, jointly and severally, promise to pay to the order of PATRIARCH PARTNERS AGENCY SERVICES, LLC (the "Agent"), for the benefit of the applicable Lender, at the Agent's office (as listed in the Credit Agreement, as hereinafter defined).

         (a) prior to or on the maturity date of the Loan the principal amount of TWO HUNDRED FIFTY THOUSAND DOLLARS ($250,000.00), evidencing the Priming Term Loan loan made by the Lender to the Borrower pursuant to the Credit Agreement dated as of August 6, 2002 (as amended and in effect from time to time, the "Credit Agreement"), by and among the Borrower the lenders from time to time party thereto and Patriarch Partners Agency Services, LLC, as Agent;

         (b) the principal outstanding hereunder from time to time at the times provided in the Credit Agreement; and

         (c) interest from the date hereof on the principal amount from time to time outstanding to and including the maturity hereof at the rates and terms and in all cases in accordance with the terms of the Credit Agreement.

         This Priming Term Loan Note (this "Note") evidences borrowings under and has been issued by the Borrower in accordance with the terms of the Credit Agreement. The Agent and any holder hereof is entitled to the benefits of the Credit Agreement, the Security Agreement and the other Credit Documents, and may enforce the agreements of the Borrower contained therein, and any holder hereof may exercise the respective remedies provided for thereby or otherwise available in respect thereof, all in accordance with the respective terms thereof. All capitalized terms used in this Note and not otherwise defined herein shall have the same meanings herein as in the Credit Agreement.

         The Borrower irrevocably authorizes the Agent to make or cause to be made, at or about the time of receipt of any payment of principal of this Note, an appropriate notation on the grid attached to this Note, or the continuation of such grid, or any other similar record, including computer records, reflecting the receipt of such payment. The outstanding amount of the Term Loan set forth on the grid attached to this Note, or the continuation of such grid, or any other similar record, including computer records, maintained by the Agent with respect to the Term Loan shall be prima facie evidence of the principal amount of the Term Loan owing and unpaid to the Agent, but the failure to record, or any error in so recording, any such amount on any such grid, continuation or other record shall not limit or otherwise affect the obligation of the

                              Page 31 of 34 Pages

Borrower hereunder or under the Credit Agreement to make payments of principal and of interest on this Note when due. The grid attached to this Note shall be available for inspection by the Borrower upon reasonable prior notice to Agent.

         The Borrower has the right in certain circumstances and the obligation under certain other circumstances to prepay the whole or part of the principal of this Note on the terms and conditions specified in the Credit Agreement.

         If any one or more of the Events of Default shall occur, the entire unpaid principal amount of this Note and all of the unpaid interest accrued thereon may become or be declared due and payable in the manner and with the effect provided in the Credit Agreement.

         No delay or omission on the part of the Agent or any holder hereof in exercising any right hereunder shall operate as a waiver of such right or of any other rights of the Agent or such holder, nor shall any delay, omission or waiver on any one occasion be deemed a bar or waiver of the same or any other right on any future occasion.

         The Borrower and every endorser and guarantor of this Note or the obligation represented hereby waives presentment, demand, notice, protest and all other demands and notices in connection with the delivery, acceptance, performance, default or enforcement of this Note, and assents to any extension or postponement of the time of payment or any other indulgence, to any substitution, exchange or release of collateral and to the addition or release of any other party or person primarily or secondarily liable.

         THIS NOTE AND THE OBLIGATIONS OF THE BORROWER HEREUNDER SHALL FOR ALL PURPOSES BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAW OF THE STATE OF NEW YORK (EXCLUDING THE LAWS APPLICABLE TO CONFLICTS OR CHOICE OF LAW). THE BORROWER AGREES THAT ANY SUIT FOR THE ENFORCEMENT OF THIS NOTE MAY BE BROUGHT IN THE COURTS OF THE STATE OF NEW YORK OR ANY FEDERAL COURT SITTING IN THE STATE AND COUNTY OF NEW YORK AND CONSENTS TO THE NONEXCLUSIVE JURISDICTION OF SUCH COURT AND THE SERVICE OF PROCESS IN ANY SUCH SUIT BEING MADE UPON THE BORROWER BY MAIL AT THE ADDRESS SPECIFIED IN SECTION 10.2 OF THE CREDIT AGREEMENT. THE BORROWER HEREBY WAIVES ANY OBJECTION THAT IT MAY NOW OR HEREAFTER HAS TO THE VENUE OF ANY SUIT OR ANY SUCH COURT OR THAT SUCH SUIT IS BROUGHT IN AN INCONVENIENT COURT.

         This Note shall be deemed to take effect as a sealed instrument under the laws of the State of New York.



                              Page 32 of 34 Pages

         IN WITNESS WHEREOF, the undersigned has caused this Note to be signed in its corporate name as of the day and year first above written.

                                  PROGRESSIVE SOFTWARE HOLDING, INC.


                                  By:
                                     ------------------------------
                                     Name:
                                     Title:



                                  PROGRESSIVE SOFTWARE, INC.



                                  By:
                                     ------------------------------
                                     Name:
                                     Title:



                              Page 33 of 34 Pages

--------- ---------------- ---------------------- --------------- --------------
                                 Amount of          Balance of
                              Principal Paid or      Principal       Notation
   Date    Amount of Loan         Prepaid             Unpaid         Made By
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                              Page 34 of 34 Pages